Exhibit 12.1

MITCHAM INDUSTRIES, INC.
Ratio of Earnings to Fixed Charges

	Year Ended January 31,
	2018	2017	2016	2015	2014
Earnings
(Loss) Income before income taxes	(20,159)	$(31,339)	$(27,759)	$(10,186)	$6,026
Fixed charges (as outlined below)	245	846	932	1,142	544
Total earnings, as defined $	(19,914)	(30,493)	(26,827)	(9,044)	6,570

Fixed Charges
Interest	47	$653	$739	$902	$314
Estimate of interest within rental expense	$198	$193	$193	$240	$230
Total fixed charges	$245	$846	$932	$1,142	$544

Ratio of (losses) earnings to fixed charges	*	*	*	*	12.08

*	Earnings for the years ended January 31, 2018, January 31, 2017, January 31, 2016 and January 31, 2015 were insufficient to cover fixed charges by $20,159, $31,339, $27,759 and $10,186, respectively.